

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 30, 2013

<u>Via E-mail</u>
Jack Fonss
AccuShares Commodities Trust I
137 Rowayton Avenue, 4th Floor
Rowayton, CT 06853

>   **Re: AccuShares Commodities Trust I**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Filed July 1, 2013**
>   **File No. 377-00230**

Dear Mr. Fonss:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:
    - Disclose that you are an emerging growth company;
    - Describe how and when a company may lose emerging growth company status;
    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
    - State your election under Section 107(b) of the JOBS Act:
        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please revise to fill in all blanks in your next amendment. In this regard, please understand that failure to fill in these terms of the offering may delay clearance to the extent that we have comments on your revisions. In particular, please include disclosure regarding all of the relevant underlying indices.

4.   Please confirm that you will register an amount of shares sufficient to cover all shares that will be distributed in Regular Distributions, Special Distributions, Corrective Distributions and potential Forward Stock Splits as Rule 416 will not be available to cover such distributions.

5.   Please confirm that you will file a separate prospectus for each proposed Fund identified on the cover page, which prospectus shall include risk factors and related disclosure specific to the fund's respective underlying index.

6.   You indicate that the Funds may suspend creations during any "period as the Sponsor determines to be necessary." Please note that future suspensions may not be consistent with Rule 415(a)(1)(ix) of Regulation C.

Prospectus Cover Page

7.   Revise the fourth paragraph on the cover page to include a cross-reference to your discussion of Up and Down shares contained later in the prospectus.

Prospectus Summary

8.   We note your qualification that this section is only a summary of portions of this prospectus. Please confirm that this section summarizes the key aspects of this offering.

Advantages of Investing in the Shares, page 5

Reduced Friction and Transaction Costs, page 5

9.   Please revise to briefly balance your disclosure by highlighting the costs transferred to investors, including the transaction costs associated with selling the counter shares received in any distribution and the possibility that the market price for such counter shares could be less than its Class Value per Share and provide a cross reference to the disclosure starting on page 72.

Transparency, page 5

10.   Please tell us, with a view toward disclosure, whether an investor can compare the performance of the underlying index to an investment in Up Shares or Down Shares over several Measuring Periods, given the Fund's intention to make distributions and adjust the Share Index Factor after each such distribution.

The Sponsor, page 14

11.   Please tell us whether you consider your Sponsor to be your sole promoter and, if so, revise the appropriate section to provide all required information about such parties in accordance with Item 404(c) of Regulation S-K or advise.

Notification of Distributions and Share Splits, page 9

12.   Please advise us, with a view toward disclosure, as to your preliminary conclusion that one business day is sufficient notice to shareholders of a distribution or share split. If you subsequently have determined an alternative notice period, please provide your analysis as to the sufficiency of such notice.

Management Fee, page 15

13.   Please advise us as to whether the percentage of the average daily Class Value used to calculate the Management Fee will be equal for each Fund's Up Shares and Down Shares. To the extent that the rates may be different, please expand your disclosure to note the possible difference and discuss how different fees may affect the relative demand for Up Shares and Down Shares. If the rates will be equal, please state so in your disclosure.

Risk Factors

14.   We note the generic reference to your lack of operating history on page 23. Please also include a risk factor to clarify that the Sponsor has no experience with an investment vehicle of this nature.

"Changes or Disruptions in a Fund's Underlying Index May Cause a Material Adverse Effect on the Performance of a Fund's Shares.," page 25

15.   We note that the Sponsor has discretion to use a different index provided that shareholders are given notice. Please advise as how this notice would be provided to shareholders for this change and any other material change.

Risks Related to All Funds, page 27

"The Trust Agreement Contains Provisions that Explicitly Eliminate Duties…," page 32

16.   You disclose on page 93 that the Sponsor has not established formal procedures to resolve potential conflicts of interest. Further, you disclose on page 91 that the Sponsor, its members, managers, officers, employees or affiliates may have an ownership or beneficial interest in the Fund without any limitations imposed on such positions. Please include a separately titled risk factor discussing the potential conflicts of interest that may arise as a result of ownership of the Fund and noting that the Sponsor will have no policies in place to consider, address or manage such conflicts.

Investment Objectives

Introduction and Fund Construction

How the Funds differ from other investment products., page 40

17.   We note the disclosure about the arbitrage mechanism on pages 65-70. Please discuss whether the requirement of paired redemptions has an impact on the arbitrage mechanism when compared with other products. Please clarify whether creation will occur, for example, even when the market demand for Up Shares is significantly greater than the demand for Down Shares.

Indicative Optimized Portfolio Value Up Share (IOPV-UP), page 46

18.   Please state here and in your discussion of the IOPV-DOWN that neither value will include taxes of the Fund or extraordinary expenses of the Fund incurred but not assumed by the Sponsor that day.

Distributions and Distribution Dates, page 53

Regular Distributions, page 53

19.   We note your examples demonstrating the reduced exposure to the underlying index for investors who do not sell, trade, or otherwise dispose of any distributed shares. Please revise your presentation of these examples to emphasize the importance of investors actively managing their Regular Distributions upon their receipt after a Regular Distribution.

Determination of Regular and Special Distribution Amounts and Share Index Factors, page 59

20.   For clarity, please revise to include disclosure describing the process by which you calculate Share Index Factors prior to your discussion of Regular Distributions at page 53.

The Arbitrage Mechanism and Corrective Distributions, page 65

21.   Please clarify whether sales by investors rebalancing their positions following a corrective distribution could perpetuate an imbalance between the market value and the value per share.

The Arbitrage Mechanism and Corrective Distributions, page 65

Corrective Distributions, page 65

22.   We note that in a Corrective Distribution, each investor will "receive a distribution on the related Distribution Date based on Class Value per Share rather than what may be anomalous secondary market trading prices for shares." Please expand your disclosure to describe in what instances "anomalous secondary market trading prices" may occur.

Investor Responses to Distributions, page 71

Effects of Investor Re-Balancing and Transaction Costs, page 73

23.   We note your three presentations assume slippage of 2.5%, but are presented "prior to fees, expenses, taxes and return on the Funds." Please add additional disclosure to clarify the nature of the fees and expenses excluded from these presentations. Please also disclose the basis for the 2.5% assumption.

Management of the Sponsor, page 93

24.   Please revise to provide all disclosure required by Item 401 of Regulation S-K for the executive officers of the Sponsor.

Material U.S. Federal Income Tax Considerations

General, page 97

25.   Please revise the first sentence to clarify that this section summarizes <u>all</u> material federal tax consequences.

Marketing Services, page 108

26.   Please tell us whether the marketing agent will assist in selling shares. If so, please clarify whether they are considered an underwriter under Section 2(a)(11) of the Securities Act.

Financial Statements, page F-1

27.   Please tell us whether you plan to provide audited financial statements of the consolidated trust and each fund. For reference see Question 104.01 of the Compliance and Disclosure Interpretations.

Exhibits

28.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Kathleen H. Moriarty, Esq.
       Peter J. Shea, Esq.
       Katten Muchin Rosenman LLP